BANK OF NEW JERSEY
2006 ANNUAL REPORT
TO STOCKHOLDERS

TO OUR SHAREHOLDERS AND FRIENDS:
Our first seven months of operation have been extraordinary. We attribute this success to the many recommendations from our shareholders, directors and employees and to the strong and experienced staff which the bank was built around.
We have a lot to be proud of:
•	The Bank’s initial capital of $43.6 million was the highest raised by any start-up bank in the history of the state of New Jersey

•	The Bank closed the year with $106.0 million in total assets, $61.9 million in total deposits and $80.6 million in total loans, and has no classified or non-performing loans

•	We have posted a monthly profit in every month since August, 2006 even after putting aside $866 thousand in loan loss reserve

•	Our new main office at 1365 Palisade Avenue and branch at 458 West Street, both in Fort Lee, are well into construction and are likely to be ready to open in late second quarter, 2007

•	We have applied for a fourth location at: 401 Hackensack Avenue, Hackensack, NJ, in the Continental Plaza complex which we expect to open in early second quarter, 2007

•	Our risk-based capital ratios are among the highest in the country, providing a safety cushion for our depositors and for future year’s growth

•	In January, 2007 the Bank issued a 10% stock distribution to shareholders of record date January 2, 2007
We have followed what we believe to be a conservative lending and investment policy and will continue to capitalize on the many safe and profitable opportunities for loans to individuals and small businesses in Bergen and Hudson counties.
Our goals in 2007 are to recapture the remaining start up costs, and continue to grow deposits and loans through our three new branches. We have formed a bank holding company: Bancorp of New Jersey, Inc. and will bring this to the shareholders for approval along with this annual report.
With all this activity we hope to continue to focus on our tag line: “It’s All About Relationships” and to never lose sight of our customers.
We wish you and your families a healthy, happy and successful 2007.
Albert F. Buzzetti
President & CEO

BANK OF NEW JERSEY
2006 ANNUAL REPORT
TO STOCKHOLDERS
TABLE OF CONTENTS

Cautionary Statement Regarding Forward Looking Statements	1
Description of Business	1
Description of Property	8
Legal Proceedings	8
Market Price and Dividends on Common Stock and Related Shareholder Matters	8
Selected Financial Data	10
Management’s Discussion and Analysis of Financial Condition and Results of Operations	11
Quantitative and Qualitative Disclosures about Market Risk	29
Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	29
Financial Statements	30
Directors and Executive Officers	55

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This annual report contains “forward looking statements”, which involve risks and uncertainties. Such statements are not historical facts and include expressions about management’s confidence, strategies, and expectations about new and existing programs, products, relationships, opportunities, technologies, and market conditions. These statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “may,” “potential,” or similar statements or variations of such terms. Examples of forward looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations, and business of Bank of New Jersey, that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include: changes in general, economic and market conditions, both in the Bank’s trade area and nationally, legislative and regulatory conditions, or the development of an interest rate environment which adversely affects Bank of New Jersey’s interest rate margin or other income anticipated from operations and investments, changes in monetary policy, the continued viability of the Bank’s customers and a variety of other matters, most, if not at all of which, are beyond the Bank’s control. You should not place undue reliance on any forward-looking statements, which only reflect management’s analysis as of the date of this annual report. We undertake no obligation to update forward-looking statements or to make any public announcement when we consider forward-looking statements in this annual report to no longer be accurate, whether as a result of new information or future events.
DESCRIPTION OF BUSINESS
General
Bank of New Jersey, sometimes referred to as “we” or the “Bank,” is a New Jersey state-chartered bank, which currently operates from one office located at 204 Main Street, Fort Lee, NJ, 07024. We have also received approval from the New Jersey Department of Banking and Insurance, referred to as the “Department,” to open two additional locations. These offices will be located at 1365 Palisade Avenue, Fort Lee, NJ and 458 West Street, Fort Lee, NJ. An application is currently pending with the Department for a fourth office to be located at 401 Hackensack Avenue, Hackensack, NJ. All current and proposed branches are in Bergen County, NJ.
We are subject to the supervision and regulation of the Department, as well as the Federal Deposit Insurance Corporation, or “FDIC.” The Bank’s deposits are insured by the FDIC up to applicable limits. The principal office of the Bank is located at 204 Main Street, Fort Lee, NJ, 07024 and the telephone number is (201) 944-8600.
Business of the Bank
We conduct a traditional commercial banking business, accepting deposits from the general public, including individuals, businesses, non-profit organizations, and governmental units. We make commercial loans, consumer loans, and both residential and commercial real estate loans. In addition, we provide other customer services and make investments in securities, as permitted by law. We have sought to offer an alternative, community-oriented style of banking in an area, which is presently dominated by larger, statewide and national institutions. Our goal is to establish and retain customer relationships by offering a broad range of traditional financial services and products, competitively-priced and delivered in a responsive manner to small businesses, professionals and individuals in the local market. As a locally owned and operated community bank, we seek to provide superior customer service that is highly personalized, efficient and responsive to local needs. To better serve our customers and expand our market reach, we provide for the delivery of certain of our financial products and services to local customers and to a broader market through the use of mail, telephone and internet banking. We strive to deliver these products and services with the care and professionalism expected of a community bank and with a special dedication to personalized customer service.
The specific objectives of the Bank are:
•	to provide local businesses, professionals and individuals with banking services responsive to and determined by the local market;

•	to attract deposits and loans by competitive pricing; and

•	to provide a reasonable return to shareholders on capital invested.
Market Area
Our principal market for deposit gathering and lending activities lies within Bergen and Hudson Counties in New Jersey. Our market area is dominated by offices of large statewide and interstate banking institutions. Our service and timely response to customer needs is expected to fill a niche that has arisen due to a loss of local institutions. Additionally, our service area has a relatively large affluent base for our services and a diversified mix of commercial businesses and residential neighborhoods.
Extended Hours
We provide full-service banking from 7:00 am to 7:00 pm weekdays and 9:00 am to 1:00 pm on Saturday. We provide this convenience for our customers at our current location and expect to provide the same convenience at future locations.
Competition
We operate in a highly competitive environment competing for deposits and loans with commercial banks, thrifts, and other financial institutions, many of which have greater financial resources than we do. We compete with local, regional, and national commercial banks, savings banks, and savings and loan associations. Other competitors include money market mutual funds, mortgage bankers, insurance companies, stock brokerage firms, regulated small loan companies, credit unions, and issuers of commercial paper and other securities.
Our larger competitors will have greater name recognition and greater financial resources than we do to finance wide-ranging advertising campaigns. Although we contemplate limited media advertising, the primary source of introduction to prospective customers remains in recommendations and referrals from members of our board of directors, our shareholders and our executive officers and from our staff business development. We seek to compete for business principally on the basis of high quality, personal service to customers, customer access to decision-makers, and competitive interest rates and fees.
We believe that opportunities continue to exist to satisfy the deposit and borrowing needs of small and middle market businesses. We expect to attract and retain these small and middle market business relationships by providing timely responses to this segment of the market.
Plan of Operation
During 2007, we will continue to work to recapture our net start-up and organizational expenses. In this effort, we will strive to grow our customer base, continue to attract deposits and loans, and maintain the monthly profitability that we have been able to achieve since

August, 2006. We believe we can continue to capitalize on the sound and profitable loan opportunities in our market as well as attract deposits by providing competitive deposit pricing. We believe this combination of effort and focus will assist us in providing and building shareholder value.
We will also continue to develop our branch network. We have received FDIC approval during 2007 for a location in Hackensack, New Jersey. This branch will increase our branch network to four locations. While we develop these branches, we will continue to evaluate additional strategic locations which will grow our branch network and provide more convenient access and availability to our customers.
We have formed a bank holding company, Bancorp of New Jersey, Inc. We believe that the holding company structure will maximize the Bank’s flexibility in undertaking its current and future operations. The Plan of Acquisition would permit the Bank to adopt a bank holding company structure, which requires shareholder and regulatory approval. Under this structure, the Bank would become a wholly-owned subsidiary of Bancorp of New Jersey, Inc., a company formed solely for the purpose of becoming the holding company of the Bank, and the shareholders of the Bank would become shareholders of the holding company through a one-to-one exchange of their shares of common stock of the Bank for shares of common stock of the holding company.
Personnel
At December 31, 2006, we had sixteen full-time employees.
Supervision and Regulation
Banking is a complex and highly regulated industry. Banks are extensively regulated under both federal and state law. These laws and regulations are designed primarily for the protection of depositors and the FDIC, and not the Bank or its shareholders. Enforcement actions may include the imposition of a conservator or receiver, cease and desist orders and written agreements, the termination of insurance on deposits, the imposition of civil money penalties, and removal and prohibition orders. If any enforcement action is taken by a banking regulator, the value of an equity investment in the Bank could be substantially reduced or eliminated.
As a commercial bank organized under the banking laws of the State of New Jersey, and insured by the FDIC, we are subject to regulation by the Department and the FDIC. Various regulations, requirements, and restrictions under state and federal laws will affect our operations, including requirements to maintain a minimum level of capital and reserves against deposits, restrictions on the nature and the amount of loans which may be made and the interest which may be charged thereon, restrictions on our ability to expand through new branches or acquisitions, restrictions on our ability to pay dividends, regulations relating to permitted investments, and restrictions on other activities.
To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on our business and prospects.
Monetary Policies
The monetary policies of the Federal Reserve Board have a significant effect upon the operating results of financial institutions, including commercial banks such as the Bank. The Federal Reserve Board endeavors to regulate the availability of bank credit in order to combat declines in the economy and to curb inflationary pressures. These policies may affect, directly or indirectly, the funds of banks which would be available for loans and the interest rates paid on deposits.

The monetary policies of the Federal Reserve Board have had a material effect on the operating results of both Federal Reserve member and non-member banks in the past and are expected to do so in the future. In view of the changing conditions in the national economy, it is not possible to predict the impact of monetary policies on the growth or future operations of the Bank. In addition, fiscal policies of the United States Government may have a substantial effect on banks generally.
Legal Lending Limit
Under current New Jersey law, our per customer legal lending limit is 15% of capital for most loans. The lending limit can be increased to 25% of capital to the extent the additional 10% is fully secured by readily marketable collateral. Accordingly, the size of the loans that we can offer to potential customers is less than the size of loans that our competitors with more capital are able to offer. We may engage in loan participations with other banks so that we may lend a portion of loans in excess of our legal lending limits. However, no assurance can be given that participations will be available to us or available on terms that are favorable to us and our loan customers. It is expected that our lending limits will increase proportionately with our growth; however, there can be no assurance that we will grow or that we will be successful in attracting or maintaining customers seeking larger loans. To support growth, we may require additional capital. Although there can be no assurance that we will be able to generate sufficient capital through retained earnings or raise additional equity capital through public or private offerings, our initial subscription provided the shareholders with warrants. The exercise of these warrants, if exercised in full, would provide us with an additional $10.4 million in capital.
Insurance of Deposits
Our deposits are insured up to a maximum of $100,000 per depositor under the Bank Insurance Fund, or “BIF.” The FDIC has established a risk-based assessment system for all insured depository institutions. Under the risk-based assessment system, deposit insurance premium rates range from 0-27 basis points of insured deposits.
Dividend Restrictions
Under the New Jersey Banking Act of 1948, as amended, referred to as the “Banking Act,” a bank may declare and pay dividends only if, after payment of the dividend, the capital stock of the bank will be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the bank’s surplus. The FDIC prohibits payment of cash dividends if, as a result, the institution would be undercapitalized. Further, during the first three years of operation, cash dividends shall only be paid from net operating income, and only after an appropriate allowance for loan and lease losses is established and overall capital is adequate.
Capital Adequacy Guidelines
The FDIC has promulgated risk-based capital guidelines that are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under those guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Bank assets are given risk-weights of 0%, 20%, 50%, and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weighting will apply. Those computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk-weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weighting, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weighting. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year), have a 50% risk-weighting. Short-term commercial letters of credit have a 20% risk-weighting, and certain short-term unconditionally cancelable commitments have a 0% risk weighting.
The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be “Tier 1 Capital,” consisting of shareholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets. The remainder, or “Tier 2 Capital,” may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) excess of qualifying preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 Capital. Total capital is the sum of Tier 1 Capital and Tier 2 Capital less reciprocal holdings of other banking organization’s capital instruments, investments in unconsolidated subsidiaries, and any other deductions as determined by the FDIC.
In addition to the risk-based capital guidelines, the FDIC has adopted a minimum Tier 1 Capital (leverage) ratio, under which a bank must maintain a minimum level of Tier 1 Capital to average total consolidated assets of at least 3% in the case of a bank that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other banks are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum. We are expected to maintain a leverage ratio of at least 4%.
Prompt Corrective Action
In addition to the required minimum capital levels described above, Federal law establishes a system of “prompt corrective actions” which Federal banking agencies are required to take, and certain actions which they have discretion to take, based upon the capital category into which a Federally regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution which is not adequately capitalized. Under the rules, an institution will be deemed “well capitalized” or better if it’s leverage ratio exceeds 5%, its Tier 1 risk based capital ratio exceeds 6%, and if the Total risk based capital ratio exceeds 10%. An institution will be deemed to be “adequately capitalized” or better if it exceeds the minimum Federal regulatory capital requirements. However, it will be deemed “undercapitalized” if it fails to meet the minimum capital requirements; “significantly undercapitalized” if it has a total risk based capital ratio that is less than 6%, a Tier 1 risk based capital ratio that is less than 3%, or a leverage ratio that is less than 3%, and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.
The prompt corrective action rules require an undercapitalized institution to file a written capital restoration plan, along with a performance guaranty by its holding company or a third party. In addition, an undercapitalized institution becomes subject to certain automatic restrictions including a prohibition on payment of dividends, a limitation on asset growth and expansion, in certain cases, a limitation on the payment of bonuses or raises to senior executive officers, and a prohibition on the payment of certain “management fees” to any “controlling person.” Institutions that are classified as undercapitalized are also subject to certain additional supervisory actions, including: increased reporting burdens and regulatory monitoring; a limitation on the institution’s ability to make acquisitions, open new branch offices, or engage in new lines of business; obligations to raise additional capital; restrictions on transactions with affiliates; and restrictions on interest rates paid by the institution on deposits. In certain cases, bank regulatory agencies may require replacement of senior executive officers or directors, or sale of the institution to a willing purchaser. If an institution is deemed to be “critically undercapitalized” and continues in that category for four quarters, the statute requires, with certain narrowly limited exceptions, that the institution be placed in receivership.
At December 31, 2006, the Bank satisfied the ratios to be categorized as a “well-capitalized” institution, which in the regulatory framework for prompt corrective action imposes the lowest level of supervisory restraints.
Community Reinvestment Act
The Community Reinvestment Act of 1977, referred to as the “CRA,” requires that banks meet the credit needs of all of their assessment area (as established for these purposes in accordance with applicable regulations based principally on the location of branch offices), including those of low income areas and borrowers. Our record in meeting the requirements of the CRA will be taken into consideration in connection with any applications with Federal regulators to engage in certain activities, including mergers or expansions into non-banking activities.
USA Patriot Act
Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. Under the USA PATRIOT Act, financial institutions must establish anti-money laundering programs meeting the minimum standards specified by the Act and implementing regulations. While we do not expect to have any significant international banking relationships, and do not anticipate that the USA PATRIOT Act will have a material effect on its business or operations, the effect of the compliance burden imposed by the Act on the Bank cannot be predicted with certainty.
Future Legislation and Regulation
Various legislation and regulations, ranging from consumer protection legislation to additional legislation proposing to substantially change the financial institutions regulatory system, are considered by the U.S. Congress, the New Jersey State Legislature and Federal and State authorities from time to time. Future legislation and regulation may change our regulatory and operating environment in substantial and unpredictable ways. We cannot predict whether any legislation or regulation will be enacted that would have a material effect upon our business.
Recent Developments
During 2007, the Bank has received FDIC approval and approval from the Department of Banking and Insurance for a location in Hackensack, New Jersey. This location would be the bank’s fourth office.

DESCRIPTION OF PROPERTY
We conduct our business through our office located at 204 Main Street, Fort Lee, New Jersey. This office is leased. Two additional offices are being constructed at 1365 Palisade Avenue, Fort Lee, New Jersey and 458 West Street, Fort Lee, New Jersey. The Palisade Avenue property is owned by the Bank and the West Street facility is leased. All properties are located in Bergen County, New Jersey.
During the first quarter of 2007, the Bank received approval from the FDIC and the New Jersey Department of Banking and Insurance for a fourth branch to be located at 401 Hackensack Avenue, Hackensack, New Jersey. This facility will be leased.
LEGAL PROCEEDINGS
We commenced operations in May 2006 and have not been involved in any legal proceedings. In addition, we do not believe that there is any pending or threatened proceedings against us. However, based on the nature of our operations, we may be, in the future, parties to or otherwise involved in legal proceedings arising in the normal course of business.
MARKET PRICE AND DIVIDENDS ON COMMON STOCK AND RELATED SHAREHOLDER MATTERS
Market Information
Our common stock is not listed for quotation on any exchange or market system and there is no established public trading market for our common stock. However, there have been a limited number of trades of our common stock since our initial offering and capitalization. The following table sets forth the high and low prices at which trades of our common stock have occurred during the indicated periods. The prices are adjusted to reflect our ten percent (10%) stock distribution in January 2007.

	High	Low
Year Ended December 31, 2006
Fourth quarter	$18.18	$18.18
Third quarter	18.18	18.18
Second quarter	18.18	18.18
First quarter	N/A	N/A
Holders
As of February 22, 2007, there were 1,172 shareholders of record of our common stock.
Dividends
We have not paid any cash dividends since our inception. The decision to pay, as well as the timing and amount of any dividends to be paid by the Bank will be determined by our Board of Directors, giving consideration to our earnings, capital needs, financial condition, and other relevant factors.

Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth information, as of December 31, 2006, with respect to our 2006 Stock Option Plan, which is the only compensation plan under which our common stock is authorized for issuance. Share and exercise price information has been adjusted to reflect our ten percent (10%) stock distribution in January 2007.

	Number of shares of		Number of shares of
	common stock to be		common stock
	issued upon exercise	Weighted-average	remaining available
	of outstanding	exercise price of	for future issuance
	options, warrants	outstanding options,	under equity
Plan Category	and rights	warrants and rights	compensation plans
Equity compensation plans approved by security holders	62,150	$18.18	57,841

Equity compensation plans not approved by security holders	—	—	—

Total	62,150	$18.18	57,841

SELECTED FINANCIAL DATA
Set forth below is selected historical financial data of the Bank. This information is derived in part from and should be read in conjunction with the financial statements and notes thereto included in this annual report. The financial information below is provided as of and for the year ended December 31, 2006.

(in thousands, except per share data)	2006
Selected Operating Data:
Total interest income	$3,685
Total interest expense	607

Net interest income	3,078

Provision for loan losses	866

Net interest income after provision for loan loss	2,212
Other income	15
Other expenses	2,627

Income before income taxes	(400)
Income tax expense	164

Net loss	$(564)

Basic Earnings per Share (1)	$(0.24)

Basic Earnings per Share (from operations excluding start-up and organizational expenses) (1)	$(0.18)
Average shares outstanding-basic (1)	2,399,657

(1)	Adjusted for the 10% 2007 stock distribution

Selected Financial Data:	2006
Total Assets	$106,047
Net Loans	79,819
Total Deposits	61,867
Stockholders’ Equity	43,039

Selected Financial Ratios:	2006
Return on Average Assets (ROA)	(0.72%)
Return on Average Equity (ROE)	(1.31%)
Equity to Total Assets at Year-End	40.58%
Dividend Payout Ratio	N/A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto included in our this annual report.
Overview and Strategy
Our charter was approved in April 2006 and we opened for business on May 10, 2006. We currently operate from one office located at 204 Main Street, Fort Lee, NJ 07024. We have also received approval from the FDIC and the NJ Department of Banking and Insurance to open three additional locations. These offices will be located at 1365 Palisade Avenue, Fort Lee, NJ, 458 West Street, Fort Lee, NJ, and 401 Hackensack Avenue, Hackensack, NJ. All current and proposed branches are in Bergen County, NJ.
We conduct a traditional commercial banking business, accepting deposits from the general public, including individuals, businesses, non-profit organizations, and governmental units. We make commercial loans, consumer loans, and both residential and commercial real estate loans. In addition, we provide other customer services and make investments in securities, as permitted by law. We have sought to offer an alternative, community-oriented style of banking in an area, which is presently dominated by larger, statewide and national institutions. Our focus is on establishing and retaining customer relationships by offering a broad range of traditional financial services and products, competitively-priced and delivered in a responsive manner to small businesses, professionals and individuals in the local market. As a locally owned and operated community bank, we believe we can provide superior customer service that is highly personalized, efficient and responsive to local needs. To better serve our customers and expand our market reach, we provide for the delivery of certain financial products and services to local customers and a broader market through the use of mail, telephone and internet banking. We endeavor to deliver these products and services with the care and professionalism expected of a community bank and with a special dedication to personalized customer service.
Our specific objectives are:
•	to provide local businesses, professionals and individuals with banking services responsive to and determined by the local market;

•	to attract deposits and loans by competitive pricing; and

•	to provide a reasonable return to shareholders on capital invested.
Critical Accounting Policies and Judgments
Our financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 “Summary of Significant Accounting Policies” in the Notes to the Financial Statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect our reported results and financial position for the period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on our future financial condition and results of operations.
Allowance for Loan Losses
The allowance for loan losses (“ALLL”) is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If the ALLL is considered inadequate to absorb future loan losses on existing loans, based on, but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then the provision for loan losses is increased.
We consider the ALLL of $866 thousand adequate to cover potential losses inherent in the loan portfolio that may become uncollectible. Our evaluation considers such factors as changes in the composition and volume of the loan portfolio, the impact of changing economic conditions on the credit worthiness of our borrowers, and the overall quality of the loan portfolio. For further discussion, see the “Provision for Loan Losses”, “Loan Portfolio”, “Loan Quality”, and “Allowance for Loan Losses” sections below as well as various sections of our Notes to Financial Statements.
Deferred Tax Assets and Valuation Allowance
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the period in which the deferred tax asset or liability is expected to be settled or realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period in which the change occurs. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence. As of December 31, 2006, we have recorded a valuation allowance against the state deferred tax asset and a portion of the Federal deferred tax asset. At this time, we believe this valuation allowance is appropriate as there is some uncertainty as to whether or not we will be able to generate sufficient taxable income to utilize the net deferred tax asset.
Impairment of Assets
Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to contractual terms of the loan agreement. The collection of all amounts due according to contractual terms means both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted as the loan’s effective interest rate, or, as a practical expedient, at the loan’s observable market price, or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is used if a loan is collateral dependent. Conforming one-to-four family residential mortgage loans, home equity and second mortgages, and consumer loans are pooled together as homogeneous loans and, accordingly, are not covered by Statement of Financial Accounting Standards (SFAS No.114 “Accounting by Creditors for Impairment of a Loan.” At this time, we do not have any impaired loans.

Periodically, we may need to assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In any such instance, we would consider many factors including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss is securities gains (losses). At this time, we do not have any impaired securities.
Results of Operations — 2006
Our results of operations depend primarily on our net interest income, which is the difference between the interest earned on our interest-earning assets and the interest paid on funds borrowed to support those assets, primarily deposits. Net interest margin is the difference between the weighted average rate received on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, which is affected by the average level of interest-earning assets as compared with that of interest-bearing liabilities. Net income reflects net interest income, as well as non-interest income and non-interest expenses.
Net Loss
For the year ended December 31, 2006, net loss was $564 thousand. The net loss for the year ended December 31, 2006 included $866 thousand in the provision for loan losses as well as $125 thousand of net expenses related to pre-opening and organization costs. The expense recorded for the provision for loan losses is the result of closing over $80 million in total loans for the period May 10, 2006 to December 31, 2006.
On a per share basis, basic loss per share from May 10, 2006, the date operations commenced, through December 31, 2006 was $0.18. All per share data has been restated to reflect the ten percent (10%) stock distribution paid to shareholders during January 2007.
Analysis of Net Interest Income
Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the volume of interest-earning assets and interest bearing liabilities and the interest rate earned or paid on them. From May 10, 2006, the day operations commenced, to December 31, 2006, net interest income was $2,497,000.
Average Balance Sheet
The following table sets forth certain information relating to our average assets and liabilities from the date operations commenced, May 10, 2006, to December 31, 2006, and reflects the average yield on assets and average cost of liabilities for the period indicated. Such yields are derived by dividing annualized income or annualized expense by the average balance of assets or liabilities, respectively, for the periods shown. Securities available for sale are reflected in the following table at amortized cost.

May 10, 2006 through December 31, 2006
(dollars in thousands)

	2006
	Average		Average
	Balance	Interest	Yield/Cost
ASSETS :
Interest-Earning Assets:
Loans (net of unearned income)	$43,971	$1,983	6.77%
Securities available for sale and Investment Securities	7,815	260	4.99
Federal Funds Sold	21,752	818	5.64
Equity Securities	100	0	0.00

Total Interest-earning Assets	73,638	3,061	6.26%

Non-interest earning Assets	5,011
Allowance for Loan Losses	(486)

TOTAL ASSETS	$78,163

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-Bearing Liabilities :
Demand Deposits	$3,910	$60	2.30%
Savings Deposits	930	5	0.81
Money Market Deposits	16,216	422	3.89
Time Deposits	3,360	77	3.44

Total Interest-Bearing Liabilities	24,416	564	3.46%

Non-Interest Bearing Liabilities:
Demand Deposits	10,384
Other Liabilities	164

Total Non-Interest Bearing Liabilities	10,548
Stockholders’ Equity	43,199

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$78,163

Net Interest Income		$2,497

Net Interest Rate Spread			2.80%

Net Interest Margin			3.39%

Ratio of Interest-Earning Assets to Interest-Bearing Liabilities	3.02

Provision for Loan Losses
For the year ended December 31, 2006, our provision for loan losses was $866,000. The provision is directly related to the growth and composition of the loan portfolio during our first year of operation.
Other Income
Other income, which was primarily attributable to service fees received from deposit accounts, for the year ended December 31, 2006, was $15,000.
Other Expenses
Other expenses for the year ended December 31, 2006 amounted to $2,627,000. These costs were related, primarily, to the opening and organizing of the bank, staff compensation, and occupancy costs. Included in the other expenses for the year ended December 31, 2006 was approximately $701 thousand of expenses related to start-up and organizational costs.
Income Tax Expense
During 2006, we recorded income tax expense as a result of recording a valuation allowance for state tax purposes and a portion for federal tax purposes. We believe this valuation allowance is appropriate as there is some uncertainty as to whether or not we will be able to generate sufficient taxable income to utilize the net deferred tax asset.
Financial Condition
At December 31, 2006, our total assets were $106,047,000. Total loans, including net deferred fees and amortized costs, increased from no loans at the commencement of our operations to $80,685,000 at December 31, 2006. Total deposits were $61,867,000 at December 31, 2006. Including deposits, we had total liabilities of $63,008,000 and our shareholder’s equity was $43,039,000.
Loan Portfolio
Our loan portfolio is the primary component of our assets. At December 31, 2006, our total loans, excluding net deferred fees and costs, were $80,638,000, all of which were originated during 2006. This growth in the loan portfolio was attributable to recommendations and referrals from members of our board of directors, our shareholders, our executive officers, and selective marketing by our management and staff. We believe that we will continue to have similar opportunities for loan origination within the Bergen County and Hudson County markets within northern New Jersey, due to the fact that, through mergers and acquisitions, our trade area is now primarily served by large institutions, frequently headquartered out of state. We believe that it is not cost-efficient for these larger institutions to provide the level of personal service to small business borrowers that we intend to provide.

Our loan portfolio consists of commercial loans, real estate loans, and consumer loans. Commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory, as well as for other business purposes. Real estate loans consist of loans secured by commercial or residential real property and loans for the construction of commercial or residential property. Consumer loans are made for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.
Our loans are primarily to businesses and individuals located in Bergen and Hudson Counties, New Jersey. We have not made loans to borrowers outside of the United States. Commercial lending activities are focused primarily on lending to small business borrowers. We believes that our strategy of customer service, competitive rate structures, and selective marketing have enabled us to gain market entry to local loans. Bank mergers and lending restrictions at larger financial institutions with which we compete have also contributed to the success of our efforts to attract borrowers.
The following table sets forth the classification of our loans by major category as of December 31, 2006:

Commercial	$14,678
Real Estate	50,787
Credit Lines	13,519
Consumer	1,654

Total Loans	$80,638

The following table sets forth the maturity of fixed and adjustable rate loans as of December 31, 2006 (in thousands) :

	Within
	One	1 to 5	After 5
	Year	Years	Years	Total
Loans with Fixed Rate
Commercial	813	3,370	—	4,183
Real Estate	1,852	17,074	17,257	36,183
Credit Lines	4	—	—	4
Consumer	—	391	291	682

Loans with Adjustable Rate
Commercial	10,496	—	—	10,496
Real Estate	11,371	2,482	750	14,603
Credit Lines	59	—	13,456	13,515
Consumer	972	—	—	972

Loan Quality
As mentioned above, our principal assets are our loans. Inherent in the lending function is the risk of the borrower’s inability to repay a loan under its existing terms. Risk elements include non-accrual loans, past due and restructured loans, potential problem loans, loan concentrations, and other real estate owned.
Non-performing assets include loans that are not accruing interest (non-accrual loans) as a result of principal or interest being in default for a period of 90 days or more and accruing loans that are 90 days past due. When a loan is classified as non-accrual, interest accruals discontinue and all past due interest, including interest applicable to prior years, is reversed and charged against current income. Until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of such payments of interest.
We attempt to minimize overall credit risk through loan diversification and our loan approval procedures. Due diligence begins at the time we begin to discuss the origination of a loan with a borrower. Documentation, including a borrower’s credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source and timing of the repayment of the loan, and other factors are analyzed before a loan is submitted for approval. Loans made are also subject to periodic audit and review.
At December 31, 2006, we had no non-performing assets and no information about possible credit problems of borrowers which would cause us to have serious doubts as to the ultimate ability to collect their loans. While we do attempt to minimize credit risk, these conditions are partially attributable to our limited operating history.
As of December 31, 2006, there were no concentrations of loans exceeding 10% of the Bank’s total loans and the Bank had no foreign loans. The Bank’s loans are primarily to businesses and individuals located in Bergen and Hudson Counties, New Jersey.
The Bank maintains an external independent loan review auditor. The loan review auditor will perform an examination of a sample of commercial loans after the Bank has extended credit. The loan review auditor also monitors the integrity of our credit risk rating system. This review process is intended to identify adverse developments in individual credits, regardless of payment history. The loan review auditor reports directly to the audit committee of our Board of Directors and provides the audit committee with reports on asset quality. The loan review audit reports are also presented to our Board of Directors by the audit committee for review.
Allowance For Loan Losses
The allowance for loan losses represents a critical accounting policy. The allowance is a reserve established through charges to earnings in the form of a provision for loan losses. We maintain an allowance for loan losses which we believe is adequate to provide for probable losses inherent in the loan portfolio. While we apply the methodology discussed below in connection with the establishment of our allowance for loan losses, it is subject to critical judgments on the part of management. Loan losses are charged directly to the allowance when they occur and any recovery is credited to the allowance. Risks within the loan portfolio are analyzed on a continuous basis by our officers, by external independent loan review function, and by our audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and appropriate reserves. In addition to the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors which management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Additions to the allowance are made by provisions charged to the expense and the allowance is reduced by net-chargeoffs, that is loans judged to be uncollectible, less any recoveries on loans previously charged off. Although management attempts to maintain the allowance at an adequate level, future additions to the allowance may be required due to the growth of our loan portfolio, changes in asset quality, changes in market conditions and other factors. Additionally, various regulatory agencies, primarily the FDIC, periodically review our allowance for loan losses. These agencies may require additional provisions based upon their judgment about information available to them at the time of their examination. Although management uses what it believes to be the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short term change.
Our allowance for loan losses totaled $866,000 at December 31, 2006, compared to no allowance at the commencement of our operations. This growth of the allowance is due to the growth and composition of the loan portfolio.
The following is an analysis summary of the allowance for loan losses for the period indicated:

2006
Balance, May 10, 2006	$—

Charge-offs
Commercial	—
Real Estate	—
Credit Lines	—
Consumer	—

Total Charge-offs	—

Recoveries
Commercial	—
Real Estate	—
Credit Lines	—
Consumer	—

Total Recoveries	—

Net charge-offs	—

Provision charged to expense	866

Balance, December 31, 2006	$866

Ratio of net charge-offs to average loans outstanding	N/A

The following table sets forth, for each of our major lending areas, the amount and percentage of our allowance for loan losses attributable to such category, and the percentage of total loans represented by such category, as of the periods indicated:
Allocation of the Allowance for Loan Losses by Category
For the period ended December 31, 2006
(dollars in thousands)

			% of
	Amount	% of ALL	Total Loans
Balance applicable to:
Commercial	197	22.75%	18.20%
Real Estate:	479	55.31%	62.98%
Credit Lines	69	7.97%	16.77%
Consumer	25	2.89%	2.05%

Sub-total	770	88.91%	100.00%
Unallocated Reserves	96	11.09%

TOTAL	$866	100.00%	100.00%

The allowance for loan losses represents our determination of the amount necessary to bring the ALLL to a level that we consider adequate to reflect the risk of estimated losses inherent in our loan portfolio as of the balance sheet date. We evaluate the adequacy of the ALLL by performing periodic, systematic reviews of the loan portfolio. While allocations are made to specific loans and pools of loans, the total allowance is available for loan losses. Although the ALLL is our best estimate of the inherent loan losses as of the balance sheet date, the process of determining the adequacy of the ALLL is judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the ALLL will ultimately prove adequate to cover actual loan losses. However, we have determined, and believe, that the ALLL is at a level sufficient to cover the inherent loan losses in our loan portfolio as of the balance sheet date.

Investment Securities
In addition to our loan portfolio, we maintain an investment portfolio to fund increased loan demand or deposit withdrawals and other liquidity needs and to provide an additional source of interest income. The portfolio is composed of U.S. Treasury Securities, obligations of U.S. Government Agencies, and equity securities of Atlantic Central Bankers Bank.
Securities are classified as held-to-maturity, trading or available for sale, or “AFS,” at the time of purchase. Securities are classified as held-to-maturity if management intends and we have the ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities, which are carried at market value. Realized gains and losses, as well as gains and losses from marking trading securities to market value, are included in trading revenue. We had no trading securities during 2006. Securities not classified as held-to-maturity or trading securities are classified as AFS and are stated at fair value. Unrealized gains and losses on AFS securities are excluded from results of operations, and are reported as a component of accumulated other comprehensive income (loss), which is included in stockholders’ equity. Securities classified as AFS include securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital, or other similar requirements.
At December 31, 2006, total securities were $11,692,000, $1,993,000 of which were classified as held-to-maturity and $9,699,000 of which were classified as available for sale.
The following table sets forth the amortized cost and market value of our security portfolio at the date indicated.

	At December 31,
	2006
	Amortized	Market
	Cost	Value
Available for sale
U.S. Agency Obligations	9,560	9,599
Equity securities	100	100

Total available for sale	9,660	9,699

Held to Maturity
U.S. Treasury obligations	1,993	2,002

Total held to maturity	1,993	2,002

Total Investment Securities	$11,653	$11,700

The following table sets forth the maturity distribution of our debt investment portfolio at December 31, 2006.
Maturity of Debt Investment Securities
December 31, 2006
(in thousands)

	Securities			Securities
	Held to Maturity			Available for Sale
			Weighted			Weighted
	Amortized	Market	Average	Amortized	Market	Average
	Cost	Value	Yield	Cost	Value	Yield
Within 1 year	—	—	—	—	—	—

1 to 5 years	1,993	2,002	5.12%	4,560	4,579	5.59%

5 to 10 years	—	—	—	5,000	5,020	5.80%

Over 10 years	—	—	—	—	—	—

	$1,993	$2,002		$9,560	$9,599

We did not sell any securities during 2006.
Deposits
Deposits are our primary source of funds. From the commencement of our operations, our deposits grew to $61,867,000 at December 31, 2006. This deposit growth was accomplished as a result of the combined effect of referrals from the members of our board of directors, shareholders and management, as well as selective marketing by our staff during the year.
The following table sets forth the actual amount of various types of deposits at the date indicated:
December 31,
(Dollars in Thousands)

	2006
		Average
	Amount	Yield/Rate
Non-interest Bearing Demand	$10,244	—
Interest Bearing Demand	38,794	3.58%
Savings	1,873	0.81%
Time Deposits	10,956	3.44%

	$61,867

The Bank does not actively solicit short-term deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity of time deposits over $100,000 (in thousands).

Three months or less	$3,950
Over three months through six months	3,036
Over six months through twelve months	2,781

Total	$9,767

Contractual Obligations and Commitments
As of December 31, 2006, the Company had the following contractual obligations as provided in the table below:
Contractual Obligations

	Payment due by Period
	Less			After	Total
	than 1	1 to 3	4 to 5	5	Amounts
	year	years	years	years	Committed
Minimum annual rental under Non-cancelable operating leases	304	618	424	3,464	$4,810
Remaining contractual maturities of time deposits	10,939	5	12		$10,956

Total Contractual Obligations	11,243	623	436	3,464	$15,766

Additionally, the Bank had certain commitments to extend credit to customers. A summary of commitments to extend credit at December 31, 2006 is provided as follows (in thousands):

Commercial real estate, construction, and Land development secured by land	$18,420
Home Equity Loans	5,073
Standby letters of credit and other	1,055

$24,548

Liquidity
Our liquidity is a measure of our ability to fund loans, withdrawals or maturities of deposits, and other cash outflows in a cost-effective manner. Our principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, maturities of investment securities, and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flow and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. In addition, if warranted, we would be able to borrow funds.
Our total deposits equaled $61,867,000 at December 31, 2006. The growth in funds provided by deposit inflows during this period coupled with the amount of capital raised has been sufficient to provide for our loan demand.
Through the investment portfolio, we have generally sought to obtain a safe, yet slightly higher yield than would have been available to us as a net seller of overnight federal funds, while still maintaining liquidity. Through our investment portfolio, we also attempt to manage our maturity gap by seeking maturities of investments which coincide as closely as possible with maturities of deposits. The investment portfolio also includes securities available for sale to provide liquidity for anticipated loan demand and liquidity needs.
Although we were a net seller of federal funds during 2006, we obtained a $12 million overnight line of credit with First Tennessee Bank and an $8 million overnight line of credit with Atlantic Central Bankers Bank for the purchase of federal funds in the event that temporary liquidity needs arise.
We believe that our current sources of funds provide adequate liquidity for our current cash flow needs.

Interest Rate Sensitivity Analysis
We manage our assets and liabilities with the objectives of evaluating the interest-rate risk included in certain balance sheet accounts; determining the level of risk appropriate given our business focus, operating environment, capital and liquidity requirements; establishing prudent asset concentration guidelines; and managing risk consistent with guidelines approved by our board of directors. We seek to reduce the vulnerability of our operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or re-pricing dates. Our actions in this regard are taken under the guidance of the asset/liability committee of our board of directors, or “ALCO.” ALCO generally reviews our liquidity, cash flow needs, maturities of investments, deposits and borrowings, and current market conditions and interest rates.
One of the monitoring tools used by ALCO is an analysis of the extent to which assets and liabilities are interest rate sensitive and measures our interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or re-price within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising rates, a negative gap may result in the yield on assets increasing at a slower rate than the increase in the cost of interest-bearing liabilities, resulting in a decrease in net interest income. Conversely, during a period of falling interest rates, an institution with a negative gap would experience a re-pricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, may result in its net interest income growing.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at the periods indicated which we anticipate, based upon certain assumptions, will re-price or mature in each of the future time periods presented. Except as noted, the amount of assets and liabilities which re-price or mature during a particular period were determined in accordance with the earlier of the term to re-pricing or the contractual terms of the asset or liability. Because we have no interest bearing liabilities with a maturity greater than five years, we believe that a static gap for the over five year time period reflects an accurate assessment of interest rate risk. Our loan maturity assumptions are based upon actual maturities within the loan portfolio. Equity securities have been included in “Other Assets” as they are not interest rate sensitive. At December 31, 2006, we were within the target gap range established by ALCO.
Cumulative Rate Sensitive Balance Sheet
December 31, 2006
(in thousands)

	0 - 3	0 — 6	0 — 1	0 — 5	5 +	All
	Months	Months	Year	Years	Years	Others	TOTAL
Securities, excluding equity securities	—	1,001	5,004	11,591	—	—	11,591

Loans :
Commercial	10,417	11,108	11,230	14,539	139	—	14,678
Real Estate	15,478	15,478	15,706	33,518	4,810	12,459	50,787
Credit Lines	9,096	13,519	13,519	13,519	—	—	13,519
Consumer	299	299	971	1,362	30	262	1,654
Federal Funds Sold	6,986	6,986	6,986	6,986	—	—	6,986
Other Assets	—	—	—	—	—	6,832	6,832

TOTAL ASSETS	42,276	48,391	53,416	81,515	4,979	19,553	106,047

Transaction / Demand Accounts	7,757	7,757	7,757	7,757	—	—	7,757
Money Market	31,037	31,037	31,037	31,037	—	—	31,037
Savings	1,873	1,873	1,873	1,873	—	—	1,873
Time Deposits	4,367	7,703	10,939	10,956	—	—	10,956
Other Liabilities	—	—	—	—	—	11,385	11,343
Equity	—	—	—	—	—	43,039	43,081

TOTAL LIABILITIES AND EQUITY	45,034	48,370	51,606	51,623	—	54,424	106,047

Dollar Gap	(2,758)	21	1,810	29,892	—
Gap / Total Assets	(2.60%)	0.02%	1.70%	28.13%
Target Gap Range	+/-35.00	+/-30.00	+/-25.00	+/-25.00
RSA / RSL	93.88%	100.05%	103.51%	157.91%
(Rate Sensitive Assets to
     Rate Sensitive Liabilities)

Market Risk
Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in our lending and deposit taking activities. Thus, we actively monitor and manage our interest rate risk exposure.
Our profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact our earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We monitor the impact of changing interest rates on our net interest income using several tools. One measure of our exposure to differential changes in interest rates between assets and liabilities is shown in our “Cumulative Rate Sensitive Balance Sheet” under the “Interest Rate Sensitivity Analysis” caption. As we mature, we will also perform a periodic “shock analysis” to evaluate the effect of interest rates upon our operations and our financial condition.
Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while structuring our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk.
We continually evaluate interest rate risk management opportunities. During 2006, we believed that available hedging instruments were not cost-effective, and therefore, focused our efforts on increasing our yield-cost spread through retail growth opportunities.

The following table discloses our financial instruments that are sensitive to change in interest rates, categorized by expected maturity at December 31, 2006. Market risk sensitive instruments are generally defined as on- and off- balance sheet financial instruments.
Expected Maturity/Principal Repayment
December 31, 2006
(Dollars in thousands)

	Avg.
	Int.						There-		Fair
	Rate	2007	2008	2009	2010	2011	After	Total	Value
Interest Rate Sensitive Assets :
Loans	6.77%	24,046	5,099	249	85	3,354	47,805	$80,638	$80,465
Securities available for sale, net of equity securities	4.99%	—	—	—	4,016	564	5,019	$9,599	$9,599

Investment Securities	4.99%	—	$1,993	—	—	—	—	$1,993	$2,002

Fed Funds Sold	5.64%	$6,986	—	—	—	—	—	$6,986	$6,986

Interest Rate Sensitive Liabilities :
Demand Deposits	2.30%	$7,757	—					$7,757	$7,757

Savings Deposits	0.81%	$1,873						$1,873	$1,873

Money Market Deposits	3.89%	$31,037						$31,037	$31,037

Time Deposits	3.44%	$10,939	5		12			$10,956	$10,948
Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. The maturity of certain types of assets and liabilities may fluctuate in advance of changes in market rates, while maturity of other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from the maturities assumed in calculating this table.

Capital
A significant measure of the strength of a financial institution is its capital base. Our federal regulators have classified and defined our capital into the following components: (1) Tier 1 Capital, which includes tangible shareholders’ equity for common stock and qualifying preferred stock, and (2) Tier 2 Capital, which includes a portion of the allowance for possible loan losses, certain qualifying long-term debt, and preferred stock which does not qualify for Tier 1 Capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require certain capital as a percent of our assets and certain off-balance sheet items, adjusted for predefined credit risk factors, referred to as “risk-adjusted assets.”
We are required to maintain, at a minimum, Tier 1 Capital as a percentage of risk-adjusted assets of 4.0% and combined Tier 1 and Tier 2 Capital, or “Total Capital,” as a percentage of risk-adjusted assets of 8.0%.
In addition to the risk-based guidelines, our regulators require that an institution which meets the regulator’s highest performance and operation standards maintain a minimum leverage ratio (Tier 1 Capital as a percentage of tangible assets) of 3.0%. For those institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be evaluated through the ongoing regulatory examination process. Due to our limited operating history and the growth of the Bank during 2006, we are currently required to maintain a leverage ratio of 4%.
The following table summarizes our risk-based capital and leverage ratios at December 31, 2006, as well as the applicable minimum ratios:

		Minimum
	December 31,	Regulatory
	2006	Requirements
Risk-Based Capital :
Tier 1 Capital Ratio	52.77%	4.0%
Total Capital Ratio	53.83%	8.0%
Leverage Ratio	55.01%	4.0%
The capital levels detailed above represent the effect of our successful stock subscription combined with a short period of operations. As we employ our capital and continue to grow our operations, we expect that our capital levels will decrease, but that we will remain a “well-capitalized” institution.

Impact of Inflation and Changing Prices
The consolidated financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank’s operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.
Recently Issued Accounting Standards And Other Operational Issues
FASB Interpretation No. 48
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109 “Accounting for Income Taxes.” This interpretation presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of Interpretation No. 48 to have a material impact of our financial statements.
SEC Staff Accounting Bulletin No. 108
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that the Bank quantify misstatements based on their impact on each of its financial statements and related disclosures. SAB 108 was effective as of the end of our 2006 fiscal year, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The adoption of SAB 108 did not have an impact on the Bank’s financial statements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See disclosures on market risk in Management’s Discussion and Analysis on pages 26 and 27.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES
None.

BANK OF NEW JERSEY
FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Bank of New Jersey:
We have audited the accompanying statements of financial condition of Bank of New Jersey (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank of New Jersey as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
KPMG LLP
Short Hills, New Jersey
March 2, 2007

BANK OF NEW JERSEY
Statements of Financial Condition
December 31, 2006 and 2005
(Dollars in Thousands)

	2006	2005
Assets
Cash and cash equivalents:
Cash and due from banks	1,853	12
Federal funds sold	6,986	—

Total cash and cash equivalents	8,839	12

Securities available for sale	9,699	—
Investment securities, (estimated market value of $2,002 at December 31, 2006)	1,993	—

Loans	80,638	—
Deferred loan fees & Unamortized Costs, net	47	—
Allowance for loan losses	(866)	—

Net loans	79,819	—

Premises and equipment, net	4,612	277
Accrued interest receivable	439	598
Other assets	646	—

Total assets	$106,047	$887

Liabilities and Stockholders’ Equity
Deposits :
Noninterest-bearing demand deposits	10,244	—
Interest bearing deposits:
Savings, money market and time deposits	41,856	—
Time deposits of $100,000 or more	9,767	—

Total deposits	61,867	—
Accounts payable and accrued liabilities	1,141	88

Total liabilities	63,008	88

Commitments and contingencies

Stockholders’ equity:
Common stock subscribed	—	42,724
Subscription receivable	—	(42,724)
Capital stock , $10 par value. Authorized 5,000,000 shares; issued and outstanding 2,399,846 at December 31, 2006	23,998	—
Additional Paid in Capital	19,667	900
Accumulated Deficit	(665)	(101)
Other comprehensive income	39	—

Total stockholders’ equity	43,039	799

Total liabilities and stockholders’ equity	$106,047	$887

See accompanying notes to financial statements.

BANK OF NEW JERSEY
Statements of Operations
Years ended December 31, 2006 and 2005
(Dollars in thousands, except per share data)

	2006	2005
Interest income:
Interest on escrow funds	$624	$598
Loans	1,983	—
Securities available for sale & Investment securities	260	—
Federal funds sold and FHLBNY income	818	—

Total interest income	3,685	598
Interest expense:
Savings and money markets	487	—
Time deposits	77	—
Short term borrowings	43	—

Total interest expense	607	—

Net interest income	3,078	598

Provision for loan losses	866	—

Net interest income after provision for loan Losses	2,212	598

Other income — principally fees and service charges	15	—

Other expenses:
Salaries and employee benefits	1,825	417
Occupancy and equipment expense	434	120
Advertising and marketing expenses	67	—
Legal fees	58	36
Bank application costs	—	78
Other operating expenses	243	48

Total other expenses	2,627	699
Income before expense for income taxes	(400)	(101)

Income tax expense	164	—

Net Loss	$(564)	$(101)

Net loss per share:
Basic	$(0.24)	N/A
All share data has been adjusted to reflect the 10% stock distribution paid during January, 2007.
See accompanying notes to financial statements.

BANK OF NEW JERSEY
Statements of Stockholders’ Equity
Years ended December 31, 2006 and 2005
(Dollars in Thousands)

						Accumulated
		Common		Additional		Other
	Common	Stock	Subscription	Paid — In	Accumulated	Comprehensive
	Stock	subscribed	receivable	Capital	Deficit	income	Total

Balance at December 31, 2004	$—	$—	$—	$—	$—	$—	$—

Common stock subscribed	—	42,724	(42,724)	—	—	—	—
Capital contribution	—	—	—	900	—	—	900
Net loss	—	—	—	—	(101)		(101)

Balance at December 31, 2005	$—	$42,724	$(42,724)	$900	$(101)	$—	$799

Issuance of common stock	21,811	(42,724)	42,724	20,873	—	—	$42,684

Exercise of warrants	5	—	—	7	—	—	12
Recognition of stock option expense	—	—	—	69	—	—	69
Stock distribution	2,182	—	—	(2,182)	—	—	—

Comprehensive loss:
Net loss	—	—	—	—	(564)		(564)
Unrealized gains on securities available for sale	—	—	—	—	—	39	39

Total comprehensive loss							(525)

Balance at December 31, 2006	$23,998	$—	$—	$19,667	(665)	$39	$43,039

See accompanying notes to consolidated financial statements.

BANK OF NEW JERSEY
Statements of Cash Flows
Years ended December 31, 2006 and 2005
(Dollars in Thousands)

	2006	2005
Cash flows from operating activities:
Net loss	(564)	(101)
Adjustments to reconcile net income to net cash provided by Operating activities:
Provision for loan losses	866	—
Deferred tax benefit	(147)	—
Depreciation and amortization	55	—
Recognition of stock option expense	69	—
Changes in operating assets and liabilities:
Decrease(increase) in accrued interest receivable	159	(598)
Increase in other assets	(646)	—
Increase in accounts payable and accrued liabilities	1,053	88

Net cash provided by(used in) operating activities	845	(611)

Cash flows from investing activities:
Purchases of investment securities	(1,993)	—
Purchases of securities available for sale	(11,560)	—
Proceeds from called securities available for sale	2,000	—
Net increase in loans	(80,638)	—
Purchases of premises and equipment	(4,390)	(277)

Net cash used in investing activities	(96,581)	(277)

Cash flows from financing activities:
Net increase in deposits	61,867	—
Proceeds from issuance of common stock, net	42,684	—
Capital contribution	—	900
Warrants exercised	12	—

Net cash provided by financing activities	$104,563	$900

Increase in cash and cash equivalents	$8,827	$12

Cash and cash equivalents at beginning of year	$12	$—

Cash and cash equivalents at end of year	$8,839	$12

Supplemental information:

Cash paid during the year for:
Interest	$568	$—
Taxes	$—	$—
See accompanying notes to consolidated financial statements.

BANK OF NEW JERSEY
Notes to Financial Statements
December 31, 2006
(1)	Summary of Significant Accounting Policies

The accompanying financial statements represent the financial condition and results of operations of Bank of New Jersey, or the “Bank,” at and for the years ended December 31, 2006 and 2005. For the periods presented prior to May 9, 2006, the Bank was a development state organization.

Organization

The Bank is a commercial bank which provides a full range of banking services to individuals and corporate customers in New Jersey. The Bank is subject to competition from other financial institutions. The Bank is regulated by state and federal agencies and is subject to periodic examinations by those regulatory authorities. The Bank conducts a traditional commercial banking business, accepting deposits from the general public, including individuals, businesses, non-profit organizations, and governmental units. The Bank makes commercial loans, consumer loans, and both residential and commercial real estate loans. In addition, the Bank provides other customer services and makes investments in securities, as permitted by law. The Bank has sought to offer an alternative, community-oriented style of banking in an area, which is presently dominated by larger, statewide and national institutions. The Bank’s focus is on establishing and retaining customer relationships by offering a broad range of traditional financial services and products, competitively-priced and delivered in a responsive manner to small businesses, professionals and individuals in the local market. As a locally owned and operated community bank, the Bank endeavors to provide superior customer service that is highly personalized, efficient and responsive to local needs. To better serve its customers and expand it market reach, the Bank provides for the delivery of certain of its financial products and services to its local customers and to a broader market through the use of mail, telephone and internet banking. The Bank delivers these products and services with the care and professionalism expected of a community bank and with a special dedication to personalized customer service.

The specific objectives of the Bank are:
•	to provide local businesses, professionals and individuals with banking services responsive to and determined by the local market;

•	to attract deposits and loans by competitive pricing; and

•	to provide a reasonable return to shareholders on capital invested.

Start-Up and Organizational Expenses
The Bank was a development stage organization as of and for the year ended December 31, 2005 and for the period January 1, 2006 through May 9, 2006. On May 10, 2006, it began operations as a New Jersey state-chartered commercial bank. The Bank initially issued 2,181,179 shares of common stock at $20 per share ($10 par value) in June of 2005. Net organizational and pre-opening expenses for the period January 1, 2006 to May 9, 2006 (included in the statement of operations for the year ended December 31, 2006) are as follows:

Development Stage
January 1, 2006 through
May 9, 2006
Interest Income	$624,000

Interest on borrowings	43,000
Salaries, taxes, & benefits	459,000
Professional & Application fees	132,000
Occupancy	95,000
Other Expenses	20,000

Total Start-up & Organizational Expenses	$749,000

NET	($125,000)

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period indicated. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. While management uses available information to recognize estimated losses on loans, future additions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses on loans. These agencies may require the Bank to recognize additions to the allowance based on their judgements of information available to them at the time of their examination.

Investment Securities and Securities Available for Sale

Investment securities purchased with the intent and ability to hold until maturity are classified as securities held-to-maturity (“HTM”) and are carried at cost, adjusted for the amortization of premiums and accretion of discounts. All other securities, including equity securities, are classified as available-for-sale (“AFS”). These securities are reported at fair value with changes in the carrying value included in accumulated other comprehensive income(loss) which is a separate component of stockholders’ equity. Gains or losses on sales of securities available for sale are based upon the specific identification method. The bank does not acquire securities for the purpose of engaging in trading activities.

On a quarterly basis, securities are evaluated for other-than-temporary impairment. The Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss in securities gains (losses).

Premises and Equipment

Premises and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation of fixed assets is accumulated on a straight-line basis over the estimated useful lives of the related asset. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the lease. Maintenance and repairs are charged to expense in the year incurred.

Loans

Loans are stated at their principal amount outstanding, net of deferred loan origination fees and costs. Interest income on loans is accrued and credited to interest income when earned. A loan which is 90 days past due is placed on a nonaccrual status. Loans which are well secured and in the process of collection are not placed on nonaccrual status. Once a loan is placed on nonaccrual status, interest previously accrued and uncollected is charged against current earnings, and interest is included in earnings thereafter to the extent received in cash. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to yield using the level-yield method.

Management, considering current information and events regarding the borrowers’ ability to repay their obligations, considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank has defined the population of impaired loans to be all non-accrual commercial real estate, multi-family, land, construction, and commercial loans in excess of $250,000. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral. Impairment losses are included in the allowance for loan losses through provisions charged to operations.

Allowance for Loan Losses

Losses on loans are charged to the allowance for loan losses. Additions to this allowance are made by recoveries of loans previously charged off and by a provision charged to expense. The determination of the balance of the allowance for loan losses is based on an analysis of the loan portfolio, economic conditions and other factors warranting recognition. Management believes that the allowance for loan losses is maintained at a sufficient level to provide for losses inherent in the loan portfolio. While management uses available information to recognize losses on loans, future additions may be necessary based on changes in economic conditions, particularly in New Jersey. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Stock-Based Compensation

In December, 2004, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123(R)”). SFAS No. 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee service in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No, 123(R) requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees within the income statement using a fair-value-based method, eliminating the intrinsic value method of accounting previously permissible under APB No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. The Company accounts for stock options under the recognition and measurement principles of SFAS No. 123(R).

During 2006, the Bank awarded Incentive Stock Options (ISO) which vested over a 2 year period and ISO options which vested over a 3 year period. The per share weighted-average fair values of stock options granted during 2006, which vested over a 2 year period and a 3 year period, were $2.52 and $4.34, respectively, on the date of grant using the Black Scholes option-pricing model, as adjusted for the 2007 stock distribution. The options which vested over a 2 year period used the following assumptions in determining the grant date fair value of the 2006 option grants: expected dividend yields of 0.00%, risk-free interest rates of 4.77%, expected volatility of 16.00%; and average expected lives of 2 years. The options which vested over a 3 year period used the following assumptions used in determining the grant date fair value of the 2006 option grants: expected dividend yields of 0.00%, risk-free interest rates of 4.77%, expected volatility of 22.00%; and average expected lives of 3.5 years.

As a result of adopting SFAS No.123(R), the Bank recorded compensation expense of $69,000 during 2006. At December 31, 2006, the Bank had unrecognized compensation expense amounting to approximately $120,000 related to un-vested options. The unrecognized expense will be recognized over the remaining vesting terms.

Income Taxes

The Bank uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share excludes dilution and represents the effect of earnings upon the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the effect of earnings upon weighted average shares including the potential dilution that could occur if securities or contracts to issue common stock were converted or exercised, utilizing the treasury stock method. All per share data has been restated to reflect changes due to stock distributions.

Comprehensive Income

Comprehensive income consists of net income or loss for the current period and income, expenses, or gains and losses not included in the income statement and which are reported directly as a separate component of equity. The Bank includes the required disclosures in the statement of stockholders’ equity.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks and federal funds sold, which are generally sold for one-day periods.

(2)	Securities Available for Sale and Investment Securities

A summary of securities available for sale at December 31, 2006 is as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
2006	Cost	Gains	Losses	Value
Government Sponsored Enterprise obligations	$9,560	39	—	$9,599
Equity Securities	100	—	—	100

Total available for sale	$9,660	39	—	$9,699

A summary of investment securities at December 31, 2006 is as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
2006	Cost	Gains	Losses	Value
Obligations of U.S. Treasury	$1,993	9		$2,002

Total held to maturity	$1,993	9		$2,002

Securities available for sale and investment securities held at December 31, 2006 mature as follows (in thousands):

	Investment		Securities
	Securities		Available for Sale
	Amortized	Market	Amortized	Market
	Cost	Value	cost	Value
Within one year
One to five years	1,993	2,002	4,560	4,579
Five to ten years	—	—	5,000	5,020
Over ten years	—	—	—	—

	1,993	2,002	9,560	9,599

For the period ended December 31, 2006, no securities were sold during the period.
Securities with an amortized cost of $1.9 million were pledged to secure public funds on deposit at December 31, 2006.

(3)	Loans and Allowance for Loan Losses

Loans at December 31, 2006 are summarized as follows (in thousands):

Real estate	$50,787
Commercial	14,678
Credit lines	13,519
Consumer	1,654

Balance at end of year	$80,638

The Bank grants commercial, mortgage and installment loans to those New Jersey residents and businesses within its local trading area. Its borrowers’ abilities to repay their obligations are dependent upon various factors, including the borrowers’ income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Bank’s lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Bank’s control; the Bank is therefore subject to risk of loss. The Bank believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks.
The activity in the allowance for loan losses is as follows (in thousands):

2006
Balance at beginning of year	$0
Provision charged to expense	866
Loans charged off	0
Recoveries	0

Balance at end of year	$866

There were no impaired loans at December 31, 2006. As of December 31, 2006, the Bank also had no non-accrual loans or non-performing loans.

(4)	Premises and Equipment, net

At December 31, premises and equipment consists of the following (in thousands):

2006
Land	$3,350
Building	1,036
Furniture and equipment	184
Leasehold improvements	97

4,667

Less accumulated depreciation and amortization	55

Total premises and equipment, net	$4,612

Depreciation expense amounted to $55,000 for the year ended December 31, 2006. At December 31, 2005, construction in progress was $277,000.

(5)	Deposits

At December 31, a summary of the maturity of time deposits of $100,000 or more (which includes certificates of deposit and IRA certificates) is as follows (in thousands):

2006
Time deposits of $100,000 or more maturing:
Three months or less	$3,950
Over three months through six months	3,036
Over six months through twelve months	2,781

Time deposits	$9,767

(6)	Income Taxes

Income tax expense from operations for the years ended December 31 is as follows (in thousands):

2006
Federal:
Current	$564
Deferred	(564)
State:
Current	164

Income tax expense	$164

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2006 are as follows (in thousands):

2006
Deferred tax assets:
Start up expenses	$503
Allowance for loan losses	346
Accrued expenses	54
Other	2

Total gross deferred tax assets	905

Deferred tax liabilities:
Deferred loan costs	(32)
Prepaid expenses	(26)
Unrealized gains on available for sale securities	(16)
Discount accretion	(1)

Total gross deferred tax liabilities	(75)
LESS:
Valuation Allowance	(282)

Net deferred tax asset	$548
At December 31, 2006, management believes that a valuation allowance for the state deferred tax asset and a portion of the Federal deferred tax asset is necessary due to the uncertainty of whether or not the Bank will be able to generate sufficient taxable income to utilize the net deferred tax asset.

Income tax benefit from operations differed from the amounts computed by applying the U.S. federal income tax rate (34% in 2006) to income taxes as a result of the following (in thousands):

2006
Computed “expected” tax benefit from operations	$(93)
Increase(decrease) in taxes resulting from:
State taxes, net of federal income tax benefit	108
Stock-based compensation	24
Meals and entertainment	2
Change in valuation allowance	123

$164

(7)	Leases

The Bank leases banking facilities under operating leases which expire at various dates through December 31, 2025. These leases do contain certain options to renew the leases. Rental expense amounted to $237,000 for the eight months ended December 31, 2006.

The following is a schedule of future minimum lease payments (exclusive of payments for maintenance, insurance, taxes and any other costs associated with offices) for operating leases with initial or remaining terms in excess of one year from December 31, 2006 (in thousands):

Year ending December 31:
2007	$303,600
2008	$307,272
2009	$311,016
2010	$224,832
2011	$198,732
Thereafter	$3,463,488

(8)	Related-party Transactions

Officers and directors of the Bank are customers of and are engaged in transactions with the Bank in the ordinary course of business on substantially the same terms (including interest rates on loans, collateral, and collectibility considerations) as those prevailing at the time for comparable transactions with other unaffiliated borrowers and suppliers. Such loans are not on non-accrual, past due, or considered potential problem loans by the Bank.

The following table represents a summary of related-party loans during 2006.

(in 000’s)
Outstanding loans at 12/31/05	$0
New Loans	12,924
Repayments	(1,337)
Un-advanced portion of related party loans	(1,258)

Outstanding loans at 12/31/06	$10,329

Two directors of the Bank have acted as the Bank’s counsel on several loan closings. The cost of such work has been reimbursed by the respective loan customers and totals $62,000. Additionally, one of these directors has acted as legal counsel to the Bank on several matters. The total amount paid for legal fees, for non-loan related matters was less than $10,000.

The Bank’s commercial insurance policy, as well as other policies, has been placed with various insurance carriers by an insurance agency of which one of our directors is the President. Gross insurance premiums paid to carriers through this agency was approximately $37,000.

The Bank believes that all of the services obtained from and engaged with directors are at arms length. In addition, the Board of Directors is required to approve all loans with affiliated parties and has reviewed all relationships with affiliated parties.

(9)	Earnings Per Share Reconciliation

The Bank’s calculation of earnings per share is as follows (All share data has been adjusted for the January, 2007 stock distribution) :

Year Ended December 31,
Basic earnings per share :
Net Loss	($564,000)

Average number of shares outstanding	2,399,657

Basic loss per share	$(0.24)

Year Ended December 31,
Basic earnings per share from operations :
Net Loss	($564,000)
LESS:
Start-up and organizational expenses, net	125,000

Net Loss for earnings per share calculation	($439,000)

Average number of shares outstanding	2,399,657

Basic loss per share from operations	$(0.18)
500 warrants to purchase shares of common stock were exercised during 2006 and such shares were included in the average number of shares outstanding. Additionally, the Bank’s shareholders currently hold warrants, which have not been exercised, to purchase an additional 479,310 shares of common stock. Additionally, there have been 62,150 incentive stock options granted to officers and employees of the bank. Diluted earnings per share has not been calculated for the warrants and the options as they would have been anti-dilutive.

(10)	Stockholders’ Equity and Dividend Restrictions

The Bank declared a 10% stock distribution and paid that distribution during January 2007 by issuing 218,168 shares.

Under the New Jersey Banking Act of 1948, as amended, the Bank may declare and pay cash dividends only if, after payment of the cash dividend, the capital stock of the Bank will be unimpaired and either the Bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the Bank’s surplus. The FDIC prohibits payment of cash dividends if, as a result, the Bank would be undercapitalized. Further, during the first three years of its operation, cash dividends shall only be paid by the Bank from its net operating income, and only after an appropriate allowance for loan and lease losses is established and overall capital is adequate.

(11)	Benefit Plans

During 2006, the Bank’s stockholders approved the 2006 Stock Option Plan. The plan allows directors and employees of the Bank to purchase up to 119,992 shares of the Bank’s common stock, in each case as adjusted following our ten percent (10%) stock distribution in January 2007. The option price per share is the market value of the Bank’s stock on the date of grant. The option price and number of shares underlying options outstanding on the date of our ten percent (10%) stock distribution in January 2007 have been equitably adjusted to account for such stock distribution. At December 31, 2006, incentive stock options to purchase 62,150 shares have been issued to employees of the Bank.

(12)	Benefit Plans, continued

A summary of the stock option plan for the period ended December 31, 2006 is as follows:

	Number	Exercise
	of	price per
	Shares	share
Outstanding at December 31, 2005	0

Granted	62,150	$18.18
Forfeited
Exercised

Outstanding at December 31, 2006	62,150	$18.18

At December 31, 2006, the number of shares underlying outstanding options was 62,150 and the weighted-average price of those options was $18.18. There were 22,000 incentive stock options which had vested and are exercisable at December 31, 2006.

During 2006, the Bank awarded Incentive Stock Options (ISO) which vested over a 2 year period and ISO options which vested over a 3 year period. The per share weighted-average fair values of stock options granted during 2006, which vested over a 2 year period and a 3 year period, were $2.52 and $4.34, respectively, on the date of grant using the Black Scholes option-pricing model, as adjusted for the 2007 stock distribution. The options which vested over a 2 year period used the following assumptions in determining the grant date fair value of the 2006 option grants: expected dividend yields of 0.00%, risk-free interest rates of 4.77%, expected volatility of 16.00%; and average expected lives of 2 years. The options which vested over a 3 year period used the following assumptions used in determining the grant date fair value of the 2006 option grants: expected dividend yields of 0.00%, risk-free interest rates of 4.77%, expected volatility of 22.00%; and average expected lives of 3.5 years.

The Bank currently offers a 401(k) profit sharing plan covering all full-time employees, wherein employees can invest up to 15% of their pretax earnings. The Bank matches a percentage of employee contributions at the board’s discretion. The Bank did not make any matching contributions during 2006.

(13)	Regulatory Capital Requirements

Regulations of Federal Deposit Insurance Corporation (FDIC) require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2006, the Bank was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.0%, and (ii) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

Under its prompt corrective actions regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution’s financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1 capital) ratio of at least 5.0%; a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk weightings and other factors.

Management believes that, as of December 31, 2006, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent FDIC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.

The following is a summary of the Bank’s actual capital amounts and ratios as of December 31, 2006, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution:

			FDIC requirements
			Minimum capital		For classification
	Bank actual		adequacy		as well capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006:
Leverage (Tier 1) Capital	$43,000	55.01%	$3,126	4.00%	$3,908	5.00%
Risk-based capital:
Tier 1	$43,000	52.77%	$3,260	4.00%	$4,889	6.00%
Total	$43,866	53.83%	$6,519	8.00%	$8,149	10.00%
In addition to the above, as part of the Bank’s application for deposit insurance with the FDIC and as part of the bank charter approval by the New Jersey Department of Banking, the Bank is required to maintain not less than 8% Tier I Capital to total assets, as defined, through the first three years of operation.

(14)	Commitments and Contingencies

The Bank is a party to transactions with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These transactions consist of commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated statements of financial condition.

The Bank uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Outstanding available loan commitments, primarily for commercial real estate, construction, and land development loans at December 31, 2006 totaled $24.5 million.

Most of the Bank’s lending activity is with customers located in Bergen County, New Jersey. At December 31, 2006, respectively, the Bank had outstanding letters of credit to customers totaling $806,000 whereby the Bank guarantees performance to a third party. These letters of credit generally have fixed expiration dates of one year or less. The fair value of these letters of credits is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. At December 31, 2006, such amounts were deemed not material.

(15)	Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments,” requires that the Bank disclose the estimated fair value of its financial instruments whether or not recognized in the consolidated balance sheet. Fair value estimates and assumptions are set forth below for the Bank’s financial instruments at December 31, 2006 (in thousands):

	2006
	Carrying	Estimated Fair
	amount	Value
Financial assets:
Cash and cash equivalents	$1,853	1,853
Fed Funds Sold	6,986	6,986
Securities available for sale	9,699	9,699
Investment securities	1,993	2,002
Net loans	79,819	79,643
Financial liabilities:
Deposits	61,867	61,858
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
Cash and Cash Equivalents
The carrying amount approximates fair value.
Fed Funds Sold
The carrying amount approximates fair value.
Securities available for sale
All securities are valued using quoted market prices.
Investment Securities
Investment securities are valued using quoted market prices.
Net loans
Net loans represent loans net of unamortized costs and deferred fees. Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as residential and commercial real estate, commercial and other consumer. The fair value of loans is estimated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loans.

(15), Continued
Deposits
The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, is equal to the amount payable on demand as of year end. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.
Commitments to Extend Credit and Letters of Credit
The fair value of commitments to extend credit and letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. At December 31, 2006, such amounts were not material.
Limitation
The preceding fair value estimates were made at December 31, 2006 based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell at one time the Bank’s entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Bank’s financial instruments, fair value estimates were necessarily based on judgments regarding future expected loss experience, current economic conditions, risk assessment of various financial instruments, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matter of significant judgment that must be applied, these fair value estimates cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.
Since these fair value approximations were made solely for on- and off-balance-sheet financial instruments at December 31, 2006, no attempt was made to estimate the value of anticipated future business. Furthermore, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into the estimates.

(16)	Recent Accounting Pronouncements

FASB Interpretation No. 48

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109 “Accounting for Income Taxes.” This interpretation presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of Interpretation No. 48 to have a material impact of our financial statements.

SEC Staff Accounting Bulletin No. 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that the Company quantify misstatements based on their impact on each of its financial statements and related disclosures. SAB 108 was effective as of the end of our 2006 fiscal year, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The adoption of SAB 108 did not have an impact on the Company’s financial statements.

(17)	Subsequent Event (unaudited)

The Bank has entered into a plan of acquisition pursuant to which the Bank would adopt a bank holding company structure, the Bank would become a wholly-owned subsidiary of Bancorp of New Jersey, Inc., a company formed solely for the purpose of becoming the holding company of the Bank, and the shareholders of the Bank would become shareholders of the holding company through a one-to-one exchange of their shares of common stock of the Bank for shares of common stock of the holding company. Consummation of the holding company reorganization contemplated by the plan of acquisition is subject to approval by the Federal Reserve Board and the shareholders of Bank of New Jersey. Approvals of boards of directors of the Bank and the holding company, as well as the New Jersey Department of Banking and Insurance, have been received.

BANK OF NEW JERSEY
DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

Albert F. Buzzetti Chairman of the Board President and CEO, Bank of New Jersey	John K. Daily Executive Vice President C.A. Shea & Co.	Josephine Mauro Realtor and Owner, Mauro Realty Company

Jack Alter Mayor, Borough of Fort Lee, NJ	Armand Leone, Jr., MD, JD Partner, Britcher, Leone and Roth	Joel P. Paritz, CPA President, Paritz & Company, P.A.

Michael Bello President, Michael Bello Insurance Agency	Anthony M. Lo Conte President and CEO, Anthony L and S, LLC	Christopher M. Shaari, MD Physician

Jay Blau Consultant to Dynamic Designs, Inc.	Carmelo Luppino General Contractor/Developer	Anthony Siniscalchi, CPA Partner, A. Uzzo & Co., CPAs, P.C.

Albert L. Buzzetti, Esq. Managing Partner, A. Buzzetti and Associates, LLC	Rosario Luppino General Contractor/Developer	Mark Sokolich, Esq. Managing Partner, Sokolich & Macri

Stephen Crevani President, Aniero Concrete	Howard Mann President, Carolace Industries	Diane M. Spinner Executive Vice President and Chief Administrative Officer, Bank of New Jersey

Executive Officers

Albert F. Buzzetti President and Chief Executive Officer	Michael Lesler Executive Vice President and Chief Financial Officer

Leo J. Faresich Executive Vice President and Chief Lending Officer	Diane M. Spinner Executive Vice President and Chief Administrative Officer